UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended March 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to _____

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO MUFFLER BRAKE, INC.
200 HOLLEDER PARKWAY
ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the
plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Accountants	3
Financial Statements
Statements of Net Assets Available for Plan Benefits as of March 31, 2004 and 2003	4
Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2004	5
Notes to Financial Statements	6
Supplemental Schedule
Schedule of Assets (Held at End of Year) (Schedule H, Part IV(1)) — March 31, 2004	10
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Signature	11
Exhibit Index	12
Exhibit 23.1 Consent of Independent Accountants	13
EX-23.1 Consent

INDEPENDENT AUDITORS’ REPORT

The Participants and Administrator of
Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statement of net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2004 and 2003 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2004 and 2003, and the changes of net assets available for plan benefits for the year ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s net assets available for plan benefits as of March 31, 2004 and 2003 and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2004, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included in the schedule of assets (held at end of year) as of March 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 2004, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Davie Kaplan Chapman & Braverman, PC.

August 20, 2004

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2004	2003
Assets
Cash and cash equivalents	$6,202	$9,559

Investments, at fair value	17,114,891	12,377,733

Receivables:
Employer’s contributions	122,120	119,571
Participants’ contributions	133,617	122,020
Loans receivable	667,775	612,955

Total receivables	923,512	854,546

Total assets	18,044,605	13,241,838
Liabilities
Accrued expenses	27,537	35,093

Net assets available for plan benefits	$18,017,068	$13,206,745

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31,
2004
Additions to net assets attributed to:
Contributions:
Employer	$482,546
Participants	1,587,271
Rollover	193,881

Total contributions	2,263,698

Investment Income:
Net appreciation in fair value of investments:
Mutual funds	2,868,982
Common stocks	293,263

3,162,245
Dividend income	214,796
Interest income	35,200

Total investment income	3,412,241

Total additions	5,675,939

Deductions from net assets attributed to:
Benefits paid to participants	838,803
Administrative expenses	26,813

Total deductions	865,616

Increase in net assets available for benefits	4,810,323
Net assets available for plan benefits:
Beginning of year	13,206,745

End of year	$18,017,068

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

Participation

Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code.

Participants’ contributions are matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation. The Company does not make a matching contribution on employee contributions greater than 4%.

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the year ended March 31, 2004, the Company did not make a “Profit Sharing Contribution.”

Vesting

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with no vesting in prior years.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $26,000 and $29,000 for the years ended March 31, 2004 and 2003, respectively. At March 31, 2004 and 2003, remaining forfeitures available to offset future contributions were approximately $6,000 and $9,000, respectively.

Investment options

All investment options are participant-directed. Participants may change their investment options daily.

Participant loans

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans of approximately $349,000 and $467,000 were granted during the years ended March 31, 2004 and 2003, respectively.

Administration

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The Trustee of the Plan’s assets is Investors Bank & Trust Company of Boston. The custodian is Diversified Investment Advisors.

Administrative expenses

Plan expenses are primarily paid by the Plan.

Benefit payments

Benefits are recorded when paid.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF ACCOUNTING PRINCIPLES AND PRACTICES:

Basis of accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Revenue recognition

Income on plan assets is accrued when earned, and gains or losses on the disposition of such assets are recorded when realized.

Valuation of investment assets

Plan assets are reported at fair market value measured by quoted prices in an active market as of the Plan year-end date. Mutual fund investments are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 3 — INVESTMENTS:

The following table presents the fair values of investments held by the Plan’s trustees. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

	March 31,
	2004	2003
Common stocks	$693,509	$376,394
Mutual funds
Stock Index	1,507,160	797,901
High Quality Bond	597,658	981,234
Intermediate Horizon SAF *	3,848,488	3,405,871
Intermediate/Long Horizon SAF *	1,884,388	1,420,986
Long Horizon SAF *	2,836,038	1,737,174
Value & Income	809,439	479,275
Growth & Income	806,064	503,282
Equity Growth	832,373	446,053
Special Equity	849,299	495,416
International Equity	756,957	443,880
Other	1,693,518	1,290,267

Total Mutual Funds	16,421,382	12,001,339

	$17,114,891	$12,377,733

* SAF — Strategic Allocation Fund

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS:

The Plan held investments in Company securities with a fair value of approximately $693,000 and $376,000 as of March 31, 2004 and 2003, respectively.

NOTE 5 — BENEFIT OBLIGATIONS:

Benefit obligations for persons who have withdrawn from participation in the Plan were approximately $2,194,000 and $1,852,000 at March 31, 2004 and 2003, respectively.

NOTE 6 — FEDERAL INCOME TAX STATUS:

The Plan administrator has obtained a favorable determination letter from the Internal Revenue Service, which qualifies the Plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan has applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans.

NOTE 7 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Diversified Investment Advisors. Diversified acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

MONRO MUFFLER BRAKE, INC.
PROFIT SHARING PLAN

Form 5500, Schedule H, Part IV, Question 4I — Schedule of Assets (Held at End of Year)
EIN # 16-0838627, Plan #001
March 31, 2004

	(b)	(c)
	Identity of Issuer,	Description of Investment, including	(c)	(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	Number of Units	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Or Principal	Value
*	Diversified Investment	Money Market Fund	53,840, Mutual Funds	$572,017
*	Diversified Investment	High Quality Bond Fund	50,735, Mutual Funds	597,658
*	Diversified Investment	Core Bond Fund	34,683, Mutual Funds	442,905
*	Diversified Investment	Stock Index	171,658, Mutual Funds	1,507,160
*	Diversified Investment	Value & Income Fund	35,147, Mutual Funds	809,439
*	Diversified Investment	Growth & Income Fund	45,956, Mutual Funds	806,064
*	Diversified Investment	Equity Growth Fund	46,684, Mutual Funds	832,373
*	Diversified Investment	Special Equity Fund	34,067, Mutual Funds	849,299
*	Diversified Investment	International Equity Fund	54,932, Mutual Funds	756,957
*	Diversified Investment	Short Horizon SAF	31,509, Mutual Funds	345,651
*	Diversified Investment	Short/Intermediate Horizon SAF	34,113, Mutual Funds	332,945
*	Diversified Investment	Intermediate Horizon SAF	343,616, Mutual Funds	3,848,488
*	Diversified Investment	Intermediate/Long Horizon SAF	166,025, Mutual Funds	1,884,388
*	Diversified Investment	Long Horizon SAF	292,979, Mutual Funds	2,836,038
*	Diversified Investment	Monro Stock Fund	20,779, Common Stock	693,509

				17,114,891

	Participant Loans
	Notes receivable maturing through March 2009 at 5.0% - 10.5%			667,775

				$17,782,666

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.
AS ADMINISTRATOR OF
Monro Muffler Brake, Inc.
Profit Sharing Plan

DATE: September 27, 2004	By	/s/ Catherine D’Amico

Catherine D’Amico
Executive Vice President — Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit
23.1	Consent of Davie Kaplan Chapman & Braverman, PC, Independent Accountants, dated September 24, 2004